EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

	Three Months Ended March 31,
	2009	2008
Earnings:
Loss before income tax expense (1)(2)	$(23,236)	$(43,730)
Fixed charges	24,169	23,186
Interest capitalized	(1,406)	(1,989)
Preferred dividends	(900)	(137)
Amortization of previously capitalized interest	125	51

Total	$(1,248)	$(22,619)

Fixed Charges:
Interest cost and debt expense	21,134	20,381
Interest capitalized	1,406	1,989
Preferred dividends	900	137
Interest allocable to rental expense(3)	729	679

Total	$24,169	$23,186

Ratio of Earnings to Fixed Charges	— (4)	— (5)

(1)	Includes a $44.0 million non-cash loss recognized on derivatives for the three months ended March 31, 2009.

(2)	Includes a $76.9 million non-cash loss recognized on derivatives for the three months ended March 31, 2008.

(3)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

(4)	Due to Partnership’s loss for the three months ended March 31, 2009, its earnings were insufficient to cover its fixed charges by $25.4 million.

(5)	Due to Partnership’s loss for the three months ended March 31, 2008, its earnings were insufficient to cover its fixed charges by $45.8 million.